Exhibit 99.2

NOTICE OF MEETING OF
NOTEHOLDERS

TO BE HELD ON AUGUST 18, 2023

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of the holders (the “Holders”) of Curaleaf Holdings, Inc.’s (the “Company”) 8.00% Senior Secured Notes due December 15, 2026 (the “Notes”) will be held on August 18, 2023 at 9:00 a.m. (New York time) at 420 Lexington Ave, Suite 2035, New York, New York, United States of America, 10170, for the following purpose:

1.	To consider, and if deemed advisable, to pass a resolution to approve an amendment to the trust indenture between the Company and Odyssey Trust Company (the “Trustee” or “Odyssey”), dated December 15, 2021 (the “Original Indenture”), as amended by a first supplemental trust indenture dated as of December 21, 2021 (the “First Supplemental Indenture” and together with the Original Indenture, the “Indenture”) which, if passed will:

a.	amend the definition of “Asset Sales” in section 1.1 of the Indenture to include any transaction undertaken or completed in connection with or as a result of the Reorganization (as defined below);

b.	amend the definition of “Change of Control” in section 1.1 of the Indenture to provide that the transactions undertaken or completed in connection with or as a result of the Reorganization will not constitute a Change of Control for any purposes under the Indenture;

c.	amend the definition of “Disqualified Stock” in section 1.1 of the Indenture in order to provide that any Capital Stock (as defined under the Indenture) that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or a Restricted Subsidiary (as defined in the Indenture) thereof to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company or a Restricted Subsidiary thereof may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with section 6.9 of the Indenture;

d.	amend the definition of “Subsidiary” in section 1.1 of the Indenture to include any other Person (as defined under the Indenture) whose financial results are consolidated in the financial statement of that specified Person;

e.	define “Reorganization” in section 1.1 of the Indenture as any transaction or series of transactions pursuant to which (a) the Company would exchange or replace the Voting Stock (as defined in the Indenture) it holds in Curaleaf, Inc. (“Curaleaf USA”) (or any parent company thereof or subsidiary thereof) for non-voting Capital Stock, (b) Voting Stock of Curaleaf USA (or any parent company thereof or subsidiary thereof) would be issued to, or held by, a third-party investor (including, as applicable, through the exchange of Equity Interests or Notes held in the Issuer for such Voting Stock), and (iii) transactions ancillary thereto or with a view of implementing the foregoing or otherwise required to consummate or maintain the Listing; provided that, further to such transactions, the financial results of Curaleaf USA (or such parent company or subsidiary thereof) would continue to be consolidated with the Company’s financial statements, and further provided that any transaction undertaken to unwind the aforementioned transaction or to terminate the Listing, including any repurchase, exchange or transfer of the Voting Stock held by the third-party investor, will be deemed to form part of the Reorganization;

f.	amend certain provisions under the Indenture providing for the mechanics of the payment of principal, interest and redemption amounts to allow the Company or any of its Restricted Subsidiaries, to make such payments to Holders. With regards to the foregoing, the following sections will be amended:

i.	sections 2.12(e) and 6.1 of the Indenture with regards to payment of interest or the taking of any action relating to the payment of interest;

ii.	section 2.13 of the Indenture with regards to payment of principal or the taking of any action relating to the payment of principal;

iii.	section 2.17 of the Indenture with regards to the opening of accounts by Restricted Subsidiaries;

iv.	section 3.7 of the Indenture with regards to the payment of the relevant redemption price for the Notes and section 5.11 of the Indenture with regards to the redemption or purchase of the Notes by a Restricted Subsidiary;

g.	amend section 6.11(b) of the Indenture to clarify that all restrictions on the flow of monies (including restrictions on dividends and loans) between the Company and U.S.-based Restricted Subsidiaries thereof imposed by the TSX will not be prohibited under the Indenture;

h.	amend sections 6.15 and 6.16 of the Indenture to allow any Restricted Subsidiary, in lieu of the Company, to make a Change of Control Offer (as defined in the Indenture), Asset Sale Offer (as defined in the Indenture) or Advance Offer (as defined in the Indenture), the payment for such Change of Control Offer, Asset Sale Offer or Advance Change Offer, or the taking of any such action, in each case, directly or indirectly; and

i.	amend section 10.1(c)(ii) of the Indenture to provide that section 10.1 of the Indenture dealing with certain fundamental transactions will not apply to the Reorganization;

all as set forth in the accompanying information circular dated July 14, 2023 (the “Information Circular”); and

2.	to transact such other business as may be brought before the Meeting and any postponements or adjournments thereof.

You may attend the Meeting in person or, alternatively, vote by proxy (if you are a registered Holders) or by following the instructions on the voting information form (if you are a beneficial Holder), in each case, by following the applicable directions.

Only Holders of record as of 5:00 p.m. (New York time) on July 19, 2023, the record date for the Meeting, will be entitled to notice of, and to vote at, the Meeting or any postponements or adjournments thereof.

Substantially all of the Notes are registered in the name of a nominee of CDS Clearing and Depository Services Inc. Accordingly, in order for a beneficial holder of Notes to have its Notes voted at the Meeting, it must complete and sign the voting instruction form provided by its broker or other intermediary and return such voting instruction form in accordance with the instructions provided therein in advance of the Meeting. Failure to do so will result in your Notes not being voted at the Meeting. Holders may exercise their rights by attending the Meeting in person or by completing a form of proxy or voting instruction form. To do so, if you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy or voting instruction form and deal with it as directed. A Holder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (the “Curaleaf Proxyholders”) to represent such Holder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. If you wish that a person other than the Curaleaf Proxyholders attend and participate in the Meeting as your proxy and vote your Notes at the Meeting, including if you are a non-registered Holder and wish to appoint yourself as your proxy to virtually attend, participate and vote at the Meeting, you MUST submit your form of proxy or voting instruction form identifying such proxyholder. Failure to do so will result in the proxyholder not being able to participate in the Meeting.

To be valid, proxies and other voting instructions must be received by the Trustee by not later than 4:00 p.m. (New York time) on August 16, 2023. The time limit for the deposit of proxies and other voting instructions may be waived or extended by the chairperson of the Meeting in his or her discretion, without notice. The chairperson of the Meeting is under no obligation to accept or reject any particular late proxy.

Your vote is important. Whether or not you attend the Meeting, please take the time to vote your Notes in accordance with the instructions contained in the applicable instrument of proxy or other voting instruction form provided by your broker or other intermediary. If you have any questions or require assistance completing the instrument of proxy or other voting instruction form, please contact the Company by email at Camilo.Lyon@curaleaf.com.

The Information Circular provides additional information relating to matters to be dealt with at the Meeting and is deemed to form part of this Notice.

DATED as of July 14, 2023.

“Boris Jordan”
Boris Jordan
Executive Chairman